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UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, DC 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67986

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

WTS PROPRIETARY TRADING GROUP, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Fifth Avenue, Seventh Floor
(No. And Street)

NEW YORK,	NY	10011
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RALPH DAIUTO — (212) 531-8504
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PUBLIC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RALPH DAIUTO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WTS PROPRIETARY TRADING GROUP, LLC, as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANN MARIE HARRILAL
Notary Public - State of New York
NO. 01HA6251494
Qualified in Nassau County
My Commission Expires 11/14/15

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental independent Auditors Report on Internal Accounting Control.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FULVIO & ASSOCIATES, L.L.P.

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

INDEPENDENT AUDITOR'S REPORT

To the Member of
WTS Proprietary Trading Group, LLC:

Report on the Financial Statement

We have audited the accompanying statement of financial condition of WTS Proprietary Trading Group, LLC (a wholly owned subsidiary of WTS PTG Holdings, LLC) (the "Company") as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of this financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in this financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of this financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of this financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of this financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of WTS Proprietary Trading Group, LLC (a wholly owned subsidiary of WTS PTG Holdings, LLC) as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

New York, New York
February 27, 2013

WTS PROPRIETARTY TRADING GROUP, LLC
(A WHOLLY OWNED SUBSIDIARY OF WTS PTG HOLDINGS, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash	$ 23,100
Receivable from clearing brokers	2,860,262
Securities owned, at fair value	4,573,112
Accounts receivable	85,953
Fixed assets (net of accumulated depreciation and amortization of $138,609 and $138,113 respectively)	85,087
Organizational cost, (net of accumulated amortization of $15,903)	44,363
Deposits	118,272
Other assets	9,320
TOTAL ASSETS	$ 7,799,469

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Securities sold not yet purchased, at fair value	$ 2,755,623
Accounts payable and accrued expenses	426,326
Accrued ECN fees payable	100,073
Bank overdraft	39,155
TOTAL LIABILITIES	3,321,177
Member's equity	4,478,292
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 7,799,469

The accompanying notes are an integral part of this financial statement.

WTS PROPRIETARY TRADING GROUP, LLC
(A WHOLLY OWNED SUBSIDIARY OF WTS PTG HOLDINGS, LLC)
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2012

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

WTS Proprietary Trading Group LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Chicago Board Stock Exchange ('CBSX"), and the Securities Investor Protection Corporation ("SIPC").

The Company's sole business activity is proprietary trading as principal in the securities markets. The Company has entered into clearing agreements with broker/dealers (the "Clearing Brokers") that provide for all securities transactions to be cleared and carried through the Clearing Brokers on a fully disclosed basis.

In addition, the Company has entered into a Joint Back Office ("JBO") arrangement with one of its clearing brokers. Under such an arrangement, which requires maintaining liquidating equity in the JBO of $1,000,000, the Company can leverage its overnight buying power up to the maximum prescribed by SEC Rule 15c-3-1 ("the Net Capital Rule") to which the Company as a broker/dealer is subject.

The Company was organized as a limited liability company under the laws of the State of Delaware in July 2008 and began trading operations in January 2009.

Class A members of the Company consist of principal owners of the Company, while Class B and Class C members include individual traders who are required to make an initial capital contribution and who receive a percentage of their trading profits less certain allocated trading and overhead expenses.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company prepares its financial statements on the accrual basis of accounting. The Company is amortizing its organizational costs over five years. This is not in accordance with generally accepted accounting principles, which require immediate expensing, but the difference is not material.

Use of Estimates

The preparation of financial statements in conformity with United States of America generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company is not subject to income taxes. The member reports its distributive share of realized income or loss on its own tax return. However, the Company does file tax returns in which it recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes.* Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company is no longer subject to federal, state, or local tax examinations by authorities for years before 2009.

Securities Owned

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Commission income and expenses on Customers' securities and commodities transactions are reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurement.*

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

The Company records commission revenue and expenses on a trade date basis.

NOTE 3. FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2012:

NOTE 3. FAIR VALUE MEASUREMENT (continued)

Assets	Level 1	Level 3	Total
Equity securities	$ 4,563,112	$ 10,000	$ 4,573,112
Total	$ 4,563,112	$ 10,000	$ 4,573,112

Liabilities	Level 1	Level 3	Total
Equity securities	$ (2,755,623)	$ -	$ (2,755,623)
Total	$ (2,755,623)	$ -	$ (2,755,623)

The following is a reconciliation of Level 3 assets for which significant unobservable inputs were used to determine fair value.

Balance as of December 31, 2011	$ 10,000
Unrealized gain (loss)	-
Balance as of December 31, 2012	$ 10,000

NOTE 4. DUE FROM AND PAYABLE TO BROKER OR DEALER

Amounts receivable from and payable to clearing organization at December 31, 2012, consist of the following:

Due from clearing organization	$ 2,860,262

The Company clears certain of its customer transactions through another broker-dealer on a fully disclosed basis.

NOTE 5. RELATED PARTIES

The Company licenses facilities management services to an entity affiliated through common ownership. The related party provides facilities management services to the Company for a fee. The services are related to technology, rent, equipment, furniture, utilities, facilities and administrative support. The facility management fee for the year ended December 31, 2012 was $360,000 as shown on the Statement of Income.

NOTE 6. COMMITMENTS AND CONTINGENT LIABILITIES

The Company's main office space in New York City is covered by the facilities management services agreement described in Note 5 above. In addition, the Company leases office space on a month-to-month basis in Boston, Chicago and New York for which it paid $377,090 for the year ended December 31, 2012 as reported in the Occupancy category of the Statement of Income.

The Company has no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2012 or during the year then ended.

NOTE 7. GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non-occurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees at December 31, 2012 or during the year then ended.

NOTE 8. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the 'applicable' exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2012, the Company had net capital of $3,090,007, which was $2,990,007 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.18 to 1.

NOTE 9. SUBSEQUENT EVENTS

Subsequent events have been evaluated and no events have been identified which require disclosure.

WTS PROPRIETARY TRADING GROUP, LLC

(A WHOLLY OWNED SUBSIDIARY OF
WTS PTG HOLDINGS, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012